CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

STRICTLY PRIVATE AND CONFIDENTIAL

Mount Kellett Capital Management LP
623 Fifth Avenue
New York, New York 10022

Attention: Jonathan Fiorello

Dear Sirs/Mesdames:

Re: Confidentiality Agreement

In connection with your interest in a possible negotiated transaction with Baja Mining Corporation (the **"Company"**) involving the provision of debt or equity financing to the Company or its affiliates (the **"Transaction"**), we have agreed to furnish or cause to be furnished to you certain information which is non-public, confidential, personal or proprietary in nature.

In this agreement, the terms "you" and "your" mean Mount Kellett Capital Management LP (the **"Receiving Party"**), and the terms "we", "our" and "us" mean the Company.

Subject to Section 5, **"Confidential Information"** means:

(a) any information relating to the Company or its affiliates or any of their respective businesses, operations, assets, liabilities, plans, prospects, properties or affairs, or to the Transaction, including without limitation any information, data or other materials relating to the Company's properties obtained from the Company in connection with the Transaction by you or by your Representatives (as hereinafter defined) either directly or indirectly, whether written, oral or stored in electronic or other form or and whether or not it is identified as "confidential"; and

(b) all documents, copies, reproductions, summaries, extracts, notes, interpretations, memoranda, records, studies, forecasts, compilations, checks, evaluations or other data which pertain or derive in whole or in part from the information, data or other materials described in the previous item, or any examination of any sample or core extracted from, or any site visit to, the Properties (**"Work Papers"**).

In consideration of and as a condition to the receipt of Confidential Information, the parties agree to the following:

1. You shall keep confidential the Confidential Information and shall not disclose the Confidential Information in any manner whatsoever, in whole or in part, except as permitted by Section 3 or Section 7 of this agreement, and shall use the Confidential Information solely to evaluate the Transaction.

2. You shall not disclose to any person the fact that the Confidential Information has been made available, this agreement has been entered into, discussions or negotiations are taking place or have taken place concerning a possible Transaction, or any of the terms, conditions or other facts with respect to the foregoing, including the status thereof, except as permitted by Section 8 of this agreement. The matters contemplated by this paragraph shall be

subject to the same exceptions to non-disclosure as if they were "Confidential Information" for purposes of this Agreement.

3. You may disclose Confidential Information to your Representatives (as defined below) provided that: (i) such Representatives need to know the Confidential Information for the purposes of evaluating the Transaction; and (ii) prior to your making any disclosure to a Representative, each such Representative has been informed of the confidential nature of the Confidential Information, has been directed by you to hold the Confidential Information in confidence, and shall have agreed to maintain the confidentiality thereof consistent with the terms and conditions of this agreement. You shall be responsible for any breach by any of your Representatives of any of the confidentiality provisions of this agreement. "**Representative**" means any of your affiliates and your and your affiliates' directors, officers, employees, members, managers, partners, lenders, potential co-investors, agents, representatives or advisors, including accountants, counsel, consultants, and financial advisors.

4. You recognize that Confidential Information includes "personal information" (as such term as construed under the ***Personal Information Protection and Electronic Documents Act*** ("**Personal Information**")). You acknowledge that you and your Representatives shall comply with applicable privacy legislation with respect to any Personal Information disclosed under this agreement.

5. Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of disclosure directly or indirectly by you or your Representatives; (b) is or becomes available to you on a non-confidential basis from a source other than us unless you know after reasonable inquiry that such source is prohibited from disclosing the information to you by a contractual, fiduciary or other legal obligation to us; or (c) you can show was independently acquired or developed by you prior to our disclosure, and without the use of any Confidential Information; except that Personal Information is not subject to these exclusions and will be considered Confidential Information notwithstanding anything else contained in this Section 6. For the avoidance of doubt, the parties hereto acknowledge and agree that the Confidentiality & Non-Disclosure Agreement between Baja Mining Corp., Minera y Metalurgica del Boleo and Mount Keleltt Capital Management LP dated October 7, 2010 has expired and any information disclosed thereunder is not Confidential Information for purposes of this agreement.

6. You may only reproduce or take copies of any Confidential Information as are reasonably necessary for the purposes of evaluating the Transaction.

7. The disclosure restrictions contained in this agreement do not apply to disclosure that is required by law, any order of any competent court, securities commission, or other authority or pursuant to the rules of any relevant stock exchange, unless you are permitted or required by law, order or such rule to refrain from making such disclosure for confidentiality or other reasons. Other than in connection with any disclosure required under applicable securities laws or rules of any relevant stock exchange, prior to making other such disclosure you shall, to the extent not prohibited by law, order or rule: (a) give the Company immediate Notice (as defined below) of the requirement and the proposed content of any disclosure; (b) at the Company's request and expense, co-operate with the Company in limiting the extent of the disclosure and in obtaining an appropriate protective order or pursuing such legal action, remedy or assurance as the Company deems necessary

to preserve the confidentiality of the Confidential Information; and (c) if a protective order or other remedy is not obtained or the Company fails to waive compliance with the provisions of this agreement, disclose only that portion of the Confidential Information that you are, on the advice of your counsel, required to disclose and exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment is given to the Confidential Information disclosed..

8. You shall not enter the Company's properties or cause others to enter the Company's properties on your behalf in connection with the Transaction without, in each case, providing the names of the persons proposing to enter the particular property and the anticipated dates of arrival to and departure from the property and securing the prior written consent of the Company.

9. You shall comply with applicable federal, provincial, state, and local environmental and safety laws and regulations.

10. You shall make the same efforts to safeguard the Confidential Information as you make to safeguard your own confidential and proprietary business information, or all commercially reasonable efforts to safeguard the Confidential Information if such efforts would impose on you a higher standard of care.

11. Upon the written request of the Company, subject to Section 12 you shall, within seven (7) business days of the Notice or request: (a) either, at your election, destroy or return all Confidential Information to the Company without retaining any copies, except for that portion of the Confidential Information which consists of Work Papers, which you shall destroy or permanently erase; or (b) destroy or permanently erase all copies of the Confidential Information; and (c) confirm to the Company in writing that this Section 13 has been complied with.

12. Despite Section 11, the Receiving Party and its Representatives may each (i) retain copies of the Confidential Information in their respective legal files for compliance and regulatory purposes and (ii) may retain data or electronic records containing the Confidential Information solely for the purposes of backup, recovery, contingency planning or business continuity planning so long as such data or records, to the extent not permanently deleted or overwritten in the ordinary course of business, are not accessible in the ordinary course of business and are not accessed except as required for backup, recovery, contingency planning or business continuity purposes. You shall keep such retained Confidential Information confidential, subject to the terms of this agreement for the term hereof.

13. The Company makes no representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information. The Company expressly disclaims any and all liability to you or any other person that may be based upon or relate to the use of the Confidential Information or any errors in or omissions from the Confidential Information. You acknowledge and agree that you are not entitled to rely on the accuracy or completeness of the Confidential Information and that you will be entitled to rely solely on the representations and warranties, if any, in a definitive agreement relating to a Transaction when, as, and if it is executed, and subject to any limitations and restrictions as may be specified in such definitive agreement. You shall rely on your own appraisals and estimates as to the value of the Company's assets and upon your own related geological and engineering interpretation.

14. For a period of 6 months from the date of this agreement, you shall not, in any manner, directly or indirectly, alone, jointly or in concert with any other person, without the prior written consent of the board of directors of the Company:

    (a) effect, seek, offer or propose (whether publicly or otherwise) or otherwise participate in, or in any way assist, advise or encourage any other person to effect, seek, offer or propose (whether publicly or otherwise) or otherwise participate in directly or indirectly:

        (i) any takeover bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving the Company or any of its affiliates or any of their assets;

        (ii) any substantive discussions with any third party with respect to any of the foregoing;

        (iii) the making of any public or private disclosure of any consideration, intention, plan or arrangement to do or take any of the actions contained in this paragraph 14(a);

15. Section 14 does not prohibit the consummation of a Transaction between the parties or preclude you from making a non-public, confidential proposal to the Company's board of directors.

16. Your obligations under paragraph 14 will terminate immediately and nothing in this agreement will prohibit your undertaking any of the actions specified in paragraph 14 if any person (**"Potential Acquiror"**) makes a public proposal to the Company (whether or not the Company approves such proposal) having as its object the acquisition, directly or indirectly, of: (i) such number of the outstanding voting or equity securities of the Company as would, when added to the holdings of such Potential Acquiror, a person under common control with the Potential Acquiror or a person acting jointly or in concert with the foregoing, constitute 50% or more of the Company's voting or equity securities; or (ii) assets having a fair market value of 50% or more of the Company's consolidated assets.

17. Access by you or your Representatives to the Confidential Information may provide you with material information concerning the Company which has not been publicly disclosed. Accordingly, you may be subject to applicable securities laws that may restrict your ability to disclose such information to others or to purchase or sell securities. You acknowledge and agree that you are aware of and shall fully comply with such laws.

18. The parties share a common legal and commercial interest in all Confidential Information which is and remains subject to all applicable privileges, including solicitor-client privilege, anticipation of litigation privilege, work product privilege and privilege in respect of "without prejudice" communications. No waiver of any privilege is implied by the disclosure of Confidential Information to any person pursuant to the terms of this agreement.

19. To the extent that the Company owns any Confidential Information, it will remain the exclusive property of the Company. Nothing in this agreement or in the disclosure of any Confidential Information confers any interest in the Confidential Information on you.

20. Notwithstanding any provision hereof to the contrary, this agreement shall not restrict, limit or impair (i) any Representative of the Receiving Party with respect to such Representative's rights, duties and/or obligations as a member of Board of Directors of the Company; and (ii) any rights, benefits or interests held by Receiving Party and/or its Representatives as shareholders of the Company.

21. Except as provided for in this agreement, unless and until a written definitive agreement, if any, concerning the Transaction has been executed and delivered, neither party, its affiliates, nor any of their respective officers, employees, advisors or controlling persons has any legal obligation or liability to the other party, its affiliates, or any of their respective officers, employees, advisors or controlling persons of any kind whatsoever with respect to the Transaction. The terms and conditions of any definitive agreements between the parties in respect of a Transaction will supersede the terms of this agreement to the extent they are inconsistent with this agreement. For purposes of this agreement, the term "definitive agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part. Each party reserves the right, in its sole discretion, to reject any and all proposals made by the other party regarding a Transaction, and to terminate negotiations and discussions with the other party at any time.

22. Disclosure or use of Confidential Information contrary to this agreement, or any other breach of the terms and conditions of this agreement by you, could give rise to irreparable injury to the Company inadequately compensable in damages. The Company may, in addition to any other remedy, enforce the performance of this agreement by seeking an injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damages (and without the requirement of posting a bond or other security) and, notwithstanding that damages may be readily quantifiable, you agree not to plead sufficiency of damages as a defence in any such proceeding. The rights and remedies provided in this agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or equity. All such rights and remedies may be exercised from time to time, and as often and in such order as the applicable party deems expedient. In the event of a breach of your obligations under this agreement, you shall, immediately following discovery of the breach, give Notice (as defined below) to the Company of the nature of the breach. You shall immediately take all necessary steps to limit the extent of the breach.

23. This agreement and all obligations hereunder shall terminate on the date that is one (1) year from the date hereof.

24. Except as part of a Transaction, you agree to not acquire, either directly or indirectly, any interest in any lands or mineral rights, within the area that is within 2 kilometres of the outermost external boundaries of the Company's properties (the "**Areas of Interest**") for a period of 12 months from the date of this agreement. For greater certainty, the Areas of Interest include all lands and mineral rights comprising the Company's properties as of the date of this agreement.

25. Any notice, direction or other communication given regarding the matters contemplated by this agreement (each a "**Notice**") must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a) to you at:

Mount Kellett Capital Management LP
623 Fifth Avenue, 18th Floor
New York, NY 10022

Attention: Office of General Counsel

Telephone: (212) 588-6100

Facsimile: ●

(b) to the Company at:

Baja Mining Corp.
500 - 200 Burrard Street
Vancouver, BC
V6C 3L6

Attention: Lorie Waisberg, Chairman

Telephone: 604 685-2333

Facsimile: 604 629-5228

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a business day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next business day, or (ii) if sent by facsimile, on the business day following the date of confirmation of transmission by the originating facsimile. A party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party's address that is not specifically changed in a Notice will be assumed not to be changed.

26. No waiver of any of the provisions of this agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party's failure or delay in exercising any right under this agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

27. This agreement constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. This agreement may only be amended, supplemented, or otherwise modified by written agreement signed by all of the parties.

28. Neither this agreement nor any of the rights or obligations under this agreement may be assigned or transferred, in whole or in part, by a party without the prior written consent of the other party.

29. If any provision of this agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this agreement and the remaining provisions will remain in full force and effect.

30. In this agreement, the terms "affiliate" and "control" have the respective meanings specified in National Instrument 45-106 – *Prospectus and Registration Exemptions* on the date of this agreement (and applies regardless of whether or not a person is an "affiliate" at the date of this agreement), and the term "person" is interpreted broadly to include any individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity.

31. This agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

32. This agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this agreement.

[Remainder of page intentionally left blank. Signature page(s) follow(s).]

Please indicate your agreement to this letter by signing, dating and returning a copy of this letter to the Company, which will constitute a legally binding agreement between the parties with respect to the subject matter of this letter.

Yours truly,

BAJA MINING CORPORATION

By: ______________________________

Name: Lorie Waisberg

Title: Chairman

Accepted and agreed to as of May 8, 2012.

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC

By: ______________________________

Name: Jonathan Fiorello

Title: Authorized Signatory